EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to March 31, 2011 Interim Consolidated Financial Statements
March 31, 2011

The following financial ratios have been calculated on a consolidated basis for the respective twelve month period ended March 31, 2011 and are based on unaudited financial information.  The financial ratios have been calculated based on financial information prepared in accordance with Canadian generally accepted accounting principles.  The following ratios have been prepared based on net income:

March 31, 2011
Earnings coverage on long-term debt excluding current liabilities	2.7 times
Earnings coverage on long-term debt and first preferred shares excluding current liabilities	2.6 times
Earnings coverage on long-term debt and current liabilities	2.6 times
Earnings coverage on long-term debt, current liabilities and first preferred shares	2.6 times